August 13, 2014

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

ETFS Platinum Trust

File No.: 001-34590

Form 10-K for Fiscal Year ended December 31, 2013

Filed February 28, 2014

Dear Ladies & Gentlemen:

On behalf of the ETFS Platinum Trust (the “Trust”) sponsored by ETF Securities USA LLC (the “Sponsor”), we submit the response below with respect to the staff of the Securities and Exchange Commission (the “Commission”) comment letter dated August 4, 2014 by Erin E. Martin to Mr. Christopher Foulds, Chief Financial Officer of the Sponsor.    For your convenience, the numbering and bullet points below correspond to those in the staff’s comment letter.

1. In future Exchange Act periodic reports, please identify the Zurich Sub-Custodian.

The Zurich Sub-Custodian (as of the date of the Custody Agreements) that the Custodian uses is UBS AG, and this will be contained in the Trust’s future Exchange Act periodic reports on Form 10-K.

On behalf of the Trust, we submit the following acknowledgements and representations:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments on questions about the foregoing, please do not hesitate to contact me at (011) 44-1534-825-509.

Very truly yours,

/s/  Christopher Foulds
Christopher Foulds
Chief Financial Officer and Treasurer

cc:Kathleen Moriarty, Partner, Katten Muchin Rosenman LLP

Peter Shea, Partner, Katten Muchin Rosenman LLP

Mark Rakip, Staff Accountant

Kevin Woody, Accounting Branch Chief

Coy Garrison, Staff Attorney